Exhibit 99.95

RIO ALTO CLOSES US$28 MILLION FINANCING

For Immediate Release	October 15, 2010

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that it has completed definitive documentation and drawn down an initial tranche of US$5 million under the previously announced US$25 million gold prepayment agreement (the “Prepayment Facility”) with Red Kite Explorer Trust (“RKE”). The remaining funds have been placed in escrow and will be released upon satisfaction of certain conditions precedent typical of such an agreement and including final approval of the agreements with RKE by the TSX Venture Exchange.

The Company will deliver up to 36,800 ounces of gold from July 2011 (if fully drawn) in settlement of its Prepayment Facility as follows: 575 ounces per month until October 2012, increasing to 1,150 ounces per month from November 2012 to October 2014. These ounces represent approximately 6% of expected output from the oxide project. The actual monthly delivery of gold ounces will vary by 5% from the amounts stated above for every $100 dollar change in the gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce.

Rio Alto may prepay gold ounces remaining to be delivered under the Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As security, Rio Alto has granted RKE a charge over substantially all of the Company’s assets.

In addition, RKE has provided Rio Alto with a US$3 million credit facility (the “Credit Facility”) that may be accessed, at the Company’s election, once all of the funds placed in escrow have been utilized. The Credit Facility may be drawn upon once and for no less than the full US$3 million amount. If drawn, the Credit Facility would bear interest at the 3-month LIBOR plus 6 per cent per annum compounded annually. The Credit Facility would mature in October 2014 and may be prepaid at anytime without penalty.

Net proceeds from the Prepayment Facility may be used to develop the La Arena gold oxide project in Peru. Management expects that the Prepayment Facility together with existing working capital should be sufficient to complete construction of the oxide project. Proceeds, if any, from the Credit Facility may be used for development of the La Arena gold oxide project or related working capital requirements.

The Company paid a cash arrangement fee of US$750,000 in connection with the Prepayment and Credit Facilities and entered into a gold marketing agreement with RKE covering the expected gold production from La Arena gold oxide mine.

Anthony Hawkshaw, CFO and Director stated that “Funds from the Prepayment and Credit Facilities will help ensure that we stay on track to deliver ore to the pad in December and complete the gold recovery plant early in the New Year without diluting our shareholders’ interest in the copper/gold deposit at La Arena. We have an aggressive development schedule, but thus far our team at La Arena has met every target. Rio Alto is confident that as long as there are no extreme weather conditions at site or a force majeure event our team will complete construction and development according to the plan.”

This news release contains certain forward-looking information including statements concerning the expected timing of placing ore to the leach pad and completion of a gold recovery plant, satisfaction of certain conditions precedent allowing for eventual draw down of funds in escrow and the amount of gold to be delivered to satisfy the terms of the gold prepayment agreement. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

About Red Kite:

Red Kite provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production. Red Kite operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York, Shanghai and Sydney. Investors in Red Kite funds include college endowments, foundations, family offices, pensions and other institutional investors.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw
Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1 604 628 1401	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.